UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 30, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hawaiian Electric Industries, Inc.
File No. 1-08503

Hawaiian Electric Company, Inc.
File No. 1-04955

CF#31921

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Hawaiian Electric Industries, Inc. and Hawaiian Electric Company, Inc. submitted an application under Rule 24b-2 requesting extensions of multiple previous grants of confidential treatment for information excluded from the exhibits to the filings listed below.

Based on representations by Hawaiian Electric Industries, Inc. and Hawaiian Electric Company, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	**to Form**	**Filed on**	**Confidential Treatment Granted**
10.12	10-K	March 27, 1998	December 31, 2015
10(b)	8-K	June 8, 2004	December 31, 2015
10.4	10-Q	November 8, 2012	December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary